UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change of Directors and Officers

On April 15, 2026, Yafu Guo (“Mr. Guo”) notified Autozi Internet Technology (Global) Ltd. (the “Company”) of his intent to resign as a director, the Chairman of the Compensation Committee of the board of directors of the Company (the “Board”), a member of the Audit Committee of the Board and a member of the Nominating and Corporate Governance Committee of the Board. Mr. Guo’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

On April 15, 2026, Jinming Dong notified the Company of his intent to resign as the Chief Financial Officer of the Company. Mr. Dong’s decision did not result from any disagreement with the Company relating to its operations, policies or practices.

Effective April 16, 2026, Mr. Haiyn Si (“Mr. Si”) was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Guo.

Effective April 16, 2026, Mr. Hui Zhang, the Company’s current Chief Operating Officer, was appointed as the Chief Financial Officer of the Company by the Board.

Mr. Si has been working as Cost & Budget Director at Beijing Lixiang Jianye Construction Engineering Co., Ltd. since October 2025. He worked at Beijing Dongjian Engineering Technology Co., Ltd.as a Commercial Specialist from May 2023 to September 2025. He worked at Shenzhen Guangtian Group Co., Ltd. as a Commercial Specialist from May 2020 to May 2023. He worked at Sanhe YuanYe Network Technology Co., Ltd. as an E-commerce Manager from July 2017 to April 2020. Mr. Si has a Bachelor’s Degree in Engineering Management from Great Wall College of China University of Geosciences.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

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